UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUA NT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File No. 000-50790

VUANCE LTD.
(f/k/a Supercom LTD.)
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O.B. 5039
Qadima 60920, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

At the Extraordinary General Meeting of Shareholders of Vuance Ltd., a company organized under the laws of Israel (the “Registrant”), held on August 15, 2007, the shareholders of the Registrant resolved:

(1) To re-elect Eli Rozen, Avi Landman and Jaime Shulman to the board of directors of the Registrant.

(2) To ratify and approve the grant to Mr. Jaime Shulman of options to purchase 20,400 Ordinary Shares of the Registrant, NIS 0.0588235 nominal value each, at an exercise price of $5.00 per Ordinary Share, under the terms of the Registrant’s 2003 Israeli Share Option Plan, which options shall vest in three consecutive, equal yearly installments commencing on November 15, 2006.

(3) To approve the Registrant's 2007 U.S. Stock Option Plan.

(4) To approve the purchase agreement, dated July 3, 2007, between SuperCom Inc. and the shareholders of Security Holding Corp. which the entering into of was reported on the form 6-K filed on July 5, 2007.

(5) To amend the Memorandum of Association and Articles of Association of the Registrant by increasing the authorized (registered) share capital of the Registrant to NIS 705,882, consisting of 12,000,000 Ordinary Shares of NIS 0.0588235 each.

(6) To replace the existing Articles of Association of the Registrant with new Articles of Association attached hereto as Exhibit 3.1.

(7) To appoint Fahn Kanne & Co., as the Registrant’s independent external accountant-auditor for the fiscal year 2007 and to authorize the board of directors of the Registrant (or, the Audit Committee, if authorized by the Board of Directors) to fix the remuneration of such independent accountant-auditor in accordance with the volume and nature of their services.

In addition, during the General Meeting, the audited financial statements of the Registrant for December 31, 2006 have been presented to and discussed by the shareholders of the Registrant.

Exhibit 3.1	Amended articles of associations of Vuance Ltd.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VUANCE LTD. (FORMERLY SUPERCOM LTD.)

By:	/s/ Lior Maza
Name: Lior Maza
Date: August 20 , 2007	Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description of Exhibit	Incorporation by Reference
Exhibit 3.1	Amended articles of associations of Vuance Ltd.
Previously submitted to the Securities and Exchange Commission, and incorporated herein by Reference, as Exhibit A to Exhibit 1 to the Registrant report on the Form 6-k (file number 000-50790) submitted on July 5, 2007.